UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2022

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.
(Translation of registrant’s name into English)

Steakholder Foods Ltd.
5 David Fikes St., Rehovot 7632805 Israel
+972-73-541-2206
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Steakholder Foods Ltd. (the “Company”) hereby furnishes as Exhibit 99.1 an investor presentation (the “Investor Presentation”).

The Investor Presentation contains certain projections of the Company’s anticipated results of operations, or assumptions or estimates as to future events or outcomes. Those materials are intended to speak only as of the date of this report and should not be construed as representing projections of the Company’s anticipated results of operations, or assumptions or estimates as to future events or outcomes, as of any subsequent date. By furnishing the projections and other information in the presentation materials, the Company is not undertaking, and the Company expressly disclaims, any obligation to furnish updated or revised projections of the Company’s projected results of operations, or assumptions or estimates as to future events or outcomes, to reflect any events or circumstances occurring or existing at any time after the date hereof (irrespective in any such case of whether the projections, assumptions or estimates set forth in the presentation materials, in light of events or circumstances occurring or existing at any time after the date hereof, shall have ceased to have a reasonable basis).

The information contained in the Investor Presentation does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of the Company or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

	By:	/s/ Arik Kaufman
Name: Arik Kaufman
Title: Chief Executive Officer

Date: December 6, 2022

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Investor Presentation dated December 6, 2022